

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Blaine Davis
Chief Financial Officer
Protara Therapeutics, Inc.
1 Little West 12th Street
New York, New York 10014

> **Re: Protara Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 9, 2020**
> **File No. 333-251224**

Dear Mr. Davis:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Abby Adams at (202) 551-6902 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences

cc: Ryan Sansom, Esq.